Exhibit 99.1

Sinovac Files for Conditional Market Authorization of COVID-19 Vaccine in China

BEIJING, February 3, 2021—(BUSINESS WIRE)--Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that it has officially filed for conditional market authorization for CoronaVac, the COVID-19 vaccine, with China’s National Medical Products Administration (NMPA). The vaccine candidate was tested in phase III clinical studies outside of China. The preliminary results of the trials demonstrated a good safety profile for the vaccine. Fourteen days after a two-dose vaccination, the efficacy rate meets the standards of the World Health Organization (or WHO) and the guiding principles for Clinical Evaluation on Preventive COVID-19 Vaccine (tentative) issued by the NMPA.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-Valent Pneumococcal Polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including COVID-19 vaccine, CoronaVac, a Sabin-strain inactivated polio vaccine and combined vaccines. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

This announcement contains forward-looking information about the Company’s efforts to develop a potential COVID-19 vaccine that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with clinical data (including the Phase III trial data); the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase III trials or in larger, more diverse populations upon commercialization; the risk that clinical trial data are subject to differing interpretations and assessments, and by regulatory authorities; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or have access to logistics or supply channels commensurate with global demand for any potential approved vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine candidate; uncertainties regarding the ability to obtain recommendations public health authorities; uncertainties regarding the impact of COVID-19 on our business, operations and financial results; and competitive developments.

Contacts

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871 or
+86-10-5693-1897
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S.: 1-646-308-1707
Email: william.zima@icrinc.com